Exhibit 99.1

NEWS RELEASE

Toronto, May 9, 2019

Franco-Nevada Announces Election of Directors

Franco-Nevada Corporation announced that the nominees listed in the management proxy circular for the 2019 Annual and Special Meeting of Shareholders were elected as directors of the Corporation.  Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Pierre Lassonde	121,459,000	97.80%	2,733,976	2.20%
David Harquail	123,850,572	99.72%	342,404	0.28%
Tom Albanese	124,056,759	99.89%	136,217	0.11%
Derek W. Evans	123,839,973	99.72%	353,003	0.28%
Dr. Catharine Farrow	123,826,788	99.71%	366,188	0.29%
Louis Gignac	123,442,193	99.40%	750,783	0.60%
Jennifer Maki	124,102,920	99.93%	90,056	0.07%
Randall Oliphant	123,731,625	99.63%	461,351	0.37%
The Hon. David R. Peterson	117,918,474	94.95%	6,274,502	5.05%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden

Corporate Affairs

416-306-6323

info@franco-nevada.com